# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nutex Health, Inc., CIK 0001479681
CUSIP: 67079U306
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 6030 S. RICE AVE., SUITE C, HOUSTON, Texas (TX), 77081
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-006549
Filed by CIK 0000919185

## Reporting persons
- Highbridge Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Nutex Health, Inc.
Address of issuer's principal executive offices: 6030 S. Rice Ave., Suite C, Houston, TX 77081

## Item 2. Person Filing
Name of person filing: This statement is filed by Highbridge Capital Management, LLC ("Highbridge" or the "Reporting Person"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Highbridge Funds"), with respect to the shares of common stock, par value $0.001 per share, of Nutex Health Inc., a Delaware corporation, that were directly held by the Highbridge Funds.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 277 Park Avenue, 23rd Floor, New York, New York 10172.
Citizenship: Highbridge is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.
Percent of class: 0
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Highbridge Capital Management, LLC: /s/ Kirk Rule, Kirk Rule, Executive Director (02/07/2025)